EMAIL: SFeldman@olshanlaw.com DIRECT DIAL: 212.451.2234

November 5, 2021

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Patrick Costello, Esq.,

Office of Real Estate & Construction

Division of Corporation Finance

Re:	Ault Disruptive Technologies Corporation
Amendment No. 1 to Draft Registration Statement
Response Dated August 27, 2021
CIK No. 0001864032

Ladies and Gentlemen:

On behalf of Ault Disruptive Technologies Corporation, a Delaware corporation (the “Company”), we are hereby filing in electronic format through EDGAR with the U.S. Securities and Exchange Commission, pursuant to the Securities Act of 1933, as amended, one complete copy of the Company’s Registration Statement on Form S-1 (the “Registration Statement”), for the registration of $100,000,000 of Units, each consisting of one share of the Company’s Common Stock and one-half of one Redeemable Warrant, including one complete copy of the exhibits listed as filed therewith.

The Registration Statement responds to the comment received from the staff of the SEC in its comment letter, dated September 20, 2021, with respect to the Company’s response to the SEC’s prior comment letter, dated August 20, 2021, relating to the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1 (CIK No. 0001864032) submitted confidentially to the Division of Corporation Finance by the Company on July 26, 2021, as discussed below.

Courtesy copies of this letter and the Registration Statement (as marked to reflect changes), together with all exhibits, are being provided by email directly to the staff for its convenience (attention: Patrick Costello, Esq.) in the review of the foregoing documents.

To facilitate the staff’s review, the SEC’s comment is reproduced before the Company’s response thereto. All page numbers referred to in the response to the staff’s comment correspond to the page numbers of the Registration Statement.

Amendment No.1 to Draft Registration Statement submitted on July 26, 2021

Capitalization, page 88

1. We have considered your response to our prior comment 1. We are unable to agree with your view that the $5 million net tangible limitation to be provided in your Company’s Amended and Restated Certificate of Incorporation qualifies a portion of your redeemable Class A shares for permanent equity classification in accordance with ASC 480-10-S99- 3A for the following reasons:

• Each redeemable Class A share is redeemable outside the control of the Company. Such shares will become redeemable either as a result of a business combination or by passage of time.

• The intention is that in all cases the redeemable Class A shareholders will have their investment reimbursed, unless they choose otherwise, whether as a result of a business combination or as the result of the failure to achieve a business combination.

• The unit of accounting is the individual share as each share has the right to be redeemed at the holders' option upon a business combination. While the Company's articles of incorporation stipulates that redemptions will be limited to $5 million in net tangible assets, the company does not control whether or not that threshold is ever reached in terms of the capital available from the redeemable Class A shareholders, nor does the company control which specific shareholders choose to redeem or not redeem.

Please revise your Capitalization table to classify all redeemable Class A shares as temporary equity.

Response: The Company has revised its Capitalization table to classify all redeemable shares as temporary equity. As indicated on page 88, the shares of common stock contain redemption rights that make them redeemable by the Company’s public stockholders. Accordingly, they are classified within temporary equity in accordance with the guidance provided in ASC 480-10-S99-3A.

In addition to reflecting the change in the permanent equity classification described above, the Registration Statement includes the Company’s interim financial statements (and related financial data) updated through June 30, 2021, in compliance with Article 3 of Regulation S-X, and the addition of two independent director nominees (with their consents).

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The Company respectfully requests the staff’s review of the Registration Statement so that it may proceed to file a pricing amendment and circulate a preliminary prospectus in order to complete its initial public offering in November 2021.

Kindly address any comments or questions that you may have concerning this letter or the enclosed materials to Henry C.W. Nisser, the President and General Counsel of the Company (tel.: (646) 650-5044) or to the undersigned (tel.: (212) 451-2234).

Very truly yours, Spencer G. Feldman

cc:       Henry C.W. Nisser, Esq.